February 13, 2026

Avi Minkowitz
Chief Executive Officer
KALA BIO, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476

       Re: KALA BIO, Inc.
           Registration Statement on Form S-3
           Filed February 10, 2026
           File No. 333-293323
Dear Avi Minkowitz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Rick A. Werner, Esq.